UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	AB Private Lending Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):	405 Colorado Street Suite 1500 Austin, Texas 78701

Telephone Number (including area code):	512-721-2900

Name and Address of Agent for Service of Process:	Neal Kalechofsky, Secretary AB Private Lending Fund 501 Commerce Street Nashville, TN 37203

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Nashville and the state of Tennessee on the 20th day of June, 2024.

AB PRIVATE LENDING FUND

/s/ Neal Kalechofsky
Name: Neal Kalechofsky
Title: Secretary

Attest:	/s/ Shalin Sheth
Name: Shalin Sheth
Title: Assistant Secretary